SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



ESG DAY

MAY, 2021

Braskem



Braskem

FORWARD-LOOKING STATEMENTS

This presentation includes forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem's management. The terms "anticipate," "believe," "expect," "foresee," "intend," "plan," "estimate," "project," "aim" and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties and are prepared using the information currently available to Braskem.

This presentation was updated as of March 31, 2021, and Braskem does not assume any obligation to update it in light of new information or future developments.

Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.



AGENDA

- **Introduction**
  Rosana Avolio
  Investor Relations Director
- **2020 Macro Objectives**
  Pedro Freitas
  Chief Financial Officer
- **2030 & 2050 Commitments**
  Jorge Soto
  Sustainable Development Director
- **Final Remarks**
  Roberto Simões
  Chief Executive Officer
- **Q&A**

PUBLIC

INTRODUCTION

ROSANA AVOLIO

INVESTOR RELATIONS DIRECTOR

Braskem

PUBLIC

Braskem is constantly in the search for creating pioneer and sustainable solutions in the petrochemical industry, aiming to improve people's lifes

BELIEF	PURPOSE	CONTRIBUTION
Plastics and chemicals make life better	**Improve people's lives by creating sustainable solutions through chemicals and plastics**	Wide and diversified portfolio of basic chemicals, specialties, thermoplastic resins, biopolymers and recycled products that **meet daily human needs and make people's lives better**

During this tough global scenario, plastics and chemicals were reinforced as essential materials, as they perform an important role to combat the pandemic and to life in social distancing.

Source: Braskem

Braskem seeks to operate in accordance with the sustainable development principles since the beginning of its operations, in 2002

2002
Creation of Braskem
With a letter of commitment to a sustainable operation

2008
GHG[2] Inventory
First year of the GHG Inventory accounting

2009
2020[1] Macro Objectives
Statement on Climate Change

2010
Green PE
Beginning of operation of the green ethene, raw material for the Green PE, made from sugar cane

2014
Global Compact Lead
For the leadership in contributions to SDGs[3]

2018
Circular Economy
Position and strategy in post-consumption plastic

2018
Sustainable Development Policy
Defines governance and guidelines for the sustainable strategy

2020
Certification by the MPF[4], DoJ[5], and SEC[6]
On the improvements in the compliance system

2020
Carbon Neutral Circular Economy
Commitments to carbon neutrality and circular economy

NEW CYCLE OF COMMITMENTS
2021 - 2030

Braskem understands and reinforces its role as a transformation agent for sustainable development.

Source: Braskem: Note (1): Over time, new Key Performance Indicators (KPI) were added to the 2020 Macro Goals; Note (2): GHG: Greenhouse Gases; Note (3): SDG: Sustainable Development Goals of 2030 Agenda of United Nations; Note (4): Federal Prosecution Office - Brazil; Note (5): Department of Justice - US; Note (6): Securities Exchange Commission - US

By means of a Policy, Braskem sets responsibilities, processes and strategic guidelines that strenghthen its contribution to the sustainable development

RESPONSIBILITIES

Board of Directors	Monitors the Policy implementation
Chief Executive Officer	Leads the appropriate deployment of the Policy, guaranteeing availability of resources to meet the long term objective
Executive Board	Leads the execution of long term objectives in the business plan and the allocation necessary resources, besides establishing strategic partnership to support this process
Team members	Act as transformation agents for sustainable development

PROCEDURES

1. **Materiality:** periodical definition of material sustainable themes in order to set long term goals (Macro Objectives) and strategy for the contribution to the Sustainable Development
2. **Risk Assessment:** definition of the risk matrix and periodical evaluation of risks atributed to Braskem business, including ESG risks, with the analysis of their impacts and ocurrence probability
3. **Strategy Definition:** definition of long term goals, based on tha materiality analysis and risk assessment and other references

The Policy reinforces Braskem's commitment to the promotion of economic growth, environmental preservation and social justice, in the search of its purpose to Improve people's lives by creating sustainable solutions through chemicals and plastics.

Source: Braskem

MATERIALITY

1 Braskem does a periodical assesment of relevant sustainability themes, focusing in specific topics related to its business impacts

ENVIRONMENT	SOCIAL	ECONOMIC
• Greenhouse gas emissions	• People health and safety	• Economic and financial results
• Water consumption	• Process satefy	• Transparency
• Energy consumption	• Product safety	• Integrity
• Waste generation	• Surrounding communities	• Supplier engagement
• Effluent generation	• People development	• Support to client chain
• Renewable and fossil raw materials	• Diversity, Equity and Inclusion	
• Post-consumption plastic waste		

Braskem consistently seeks to understand which topics are considered material in its operation, to reflect its impacts and contributions to the governance, environmental, and social dimensions, based on the dialogue with its stakeholders

Source: Braskem

Also evaluates sustainability through the corporate risk perspective, base in its Global Risk Management Policy

The Risk Management process is cyclic, continuous, and is used to identify, understand, and respond to the main risks

(Risk Management Process)


Communication and Consultation
Setting the Context
Identification
Analysis and Assessment
Prioritization
Treatment
Monitoring and Critical Analysis

Risks are classified in 4 categories, considering internal and external information

(Risk Dictionary)

Strategic Risks	Related to the Company's strategic decisions to achieve its business goals
Operational Risks	Derived from the lack of consistency and adequacy of the information systems, operational control etc.
Financial Risks	Associated with financial decisions arising from the financial market, credit, and liquidity
Regulatory Risks	Associated with the regulatory environment, arising from failure to comply with laws, and others

In the risk analysis and assessment, the causes and sources of the risk and the likelihood of its realization are analyzed

(Risk Matrix)

Very high	Both require a priority action plan to manage the causes and the risk factors. These plans are monitored independently and periodically reported to the Executive Committees and to the Board of Directors
High	
Medium	They represent situations that are inherent to the operation, but which require close monitoring
Low	They are considered acceptable, with no need for monitoring or mitigation actions

The Board of Directors is responsible for approving the policy, risk appetite, risk matrix, mitigation and contingency plans

Source: Braskem.

2

In 2020, Braskem continued implementing measures to prevent and mitigate risks considered priority and integrated to the coporate risks matrix

Some examples of risks that are being treated and monitored:

Plastic Waste	The growing global concern for the environment and growing trend to ban single-use plastic of governments and lawmakers
Climate Change	The growing global concern for the environment and governments alignement with the Paris Agreement through public policies that encourage the reduction of greenhouse gas emissions
Social and Enviromental Issues	Enviromental, health and safety hazards that the petrochemical operations are inherently subject to. As a result, Braskem is subject to strict environmental regulatios, as well as others
Industry Ciclycity	Cyclicity characteristic that the petrochemical industry historically faces, with alternate periods of limited supply, resulting in higher prices and margins, followed by capacity expansions, pressuring prices and margins down

Source: Braskem.

2020 MACRO OBJECTIVES

3

Defined in 2009, based in the materiality and risks analysis, and aligned to the Principles of the Global Compact, with contributions to the SDG[1] and the Paris Agreement



HEALTH AND SAFETY
ECONOMIC AND FINANCIAL RESULTS
STRENGTHENING PRACTICES
POST-CONSUMPTION
2020 MACRO GOALS OF BRASKEM
DEVELOPING SOLUTIONS
RENEWABLE RESOURCES
LOCAL DEVELOPMENT
WATER EFFICIENCY
ENERGY EFFICIENCY
CO2
CLIMATE CHANGES

Source: Braskem. Note (1): Sustainable Development Goals of United Nations 2030 Agenda.

2020 MACRO OBJECTIVE HIGHLIGHTS

PEDRO FREITAS

CHIEF FINANCIAL OFFICER

Braskem

PUBLIC

Braskem achieved approximately 85% of its sustainable development Macro Objectives set for 2020

Achievement of the 2020 Macro Objectives

(% of achievement)


Average: 85%
84%
1. Health and Safety*
94%
2. Economic and Financial Results*
37%
3. Post-consumption*
100%
4. Renewable Resources*
100%
5. Water Efficiency
94%
6. Climate Change*
75%
7. Energy Efficiency
75%
8. Local Development
99%
9. Development of Solutions
94%
10. Strengthening Practices*

*2020 Macro Objectives to be detailed in this chapter

Source: Braskem.

Mensuration of the 2020 Macro Objectives

1. Rate of personal and processes accidents
2. Investment Grade maintenance
3. Sale of resins with recycled content
4. Bio-polymers production capacity
5. Water consumption and reuse
6. Intensity of the greenhouse gases emissions (GHG)
7. Percentage of use of renewable energy
8. Evaluation in the citizenship dimension in the reputation index
9. Evaluation of products and services
10. Performance in the ISE and DJSI

Over the years, Braskem achieved the best standards of people and processes safety, reaching superior performance to the sector

Achievement[5]: 84%

People Safety – Accident Rate CAF[1] + SAF[2]

(events/1MM HH[3]) **Target:** 0,75 events/1MM HH[3]


-53%
71% below the industry's average[4]
2,02
1,04
0,97
0,68
0,80
1,07
0,95
2010
2012
2014
2015
2016
2018
2020

Processes Safety – Accident Rate TIER 1

(events/1MM HH[3]) **Target:** 0,12 events/1MM HH[3]


-90%
0,70
0,32
0,22
0,14
0,12
0,15
0,07
2013
2015
2016
2017
2018
2019
2020

SAFE action is and will always be a focus of Braskem, being a PERPETUAL AND NON-NEGOTIABLE VALUE
The better performance in safety is mostly explained by the actions of the Human Reliability program

Source: Braskem. Note (1): CAF: With leave Note (2): SAF: Without leave Note (3): Events per million hours worked. Note (4): The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data refers to 2018. Note (5): Achievement based on the average of the last 3 years, including 2020.

Since 2008, the actions to mitigate and adapt to the impacts of the climate changes are part of Braskem's strategy

Intensity of GHG[1] Emissions - Scope 1 + 2


(Kt CO2e/ton)
Target: 0,600 tCO2/ton
1st participation in CDP Climate A List
GHG Protocol Gold Seal (2010-2019) Since the 1st external verification
0,772
0,640
0,628
0,630
0,641
0,609
0,640
0,669
2008
2010
2012
2014
2016
2018
2019
2020

Achievement[2]: 94%

- In 2009, Braskem signed the public commitment called "One needs to grow to be green", **assuming the commitment to contribute to the fight against climate change**
- In 2017, it launched its "**Climate Adaptation Plan**", implementing actions **to reduce climate risks in its operations**, considering stress scenarios in the long term
- In 2020, the Company was the **leader in CDP Climate** for the sixth consecutive time and its was a **leader in water management in CDP Water** for the fourth consecutive time
- Braskem seeks to contribute with effective actions for the climate issue, **also by developing products with a negative carbon footprint, like the Green PE**

Braskem reduced the intensity of GHG emissions by approximately 17%[2] (2008-2020), avoiding the emission of 30 million tCO2, the equivalent of planting 200 million trees, as a result of energy efficiency projects and the purchase of renewable energy

Source: Braskem. Note (1): GHG: Greenhouse gases. Note (2): Based on the average of the last three years, including 2020.

In the last decade, Braskem expanded its resin production from renewable feedstock and became a global leader in the bio-polymers production capacity

Green PE sales volume

(kt)

Target: 200kt capacity

Gradual growth of Green PE sales in the last decade, resin produced with renewable feedstock


+132%
10
73
98
120
133
169
RECORD
2010
2012
2014
2016
2018
2020
11%
37%
46%
65%
71%
87%
%
Utilization Rates

Achievement[3]: 100%

- In 2010, after years dedicated to research and development, **Braskem initiated the production of green polyethylene in industrial and commercial scale**
- The green polyethylene is made of green ethylene, whose **feedstock is ethanol, made of sugar cane**
- In 2020, Green PE celebrated its 10 years in the market and **due to the increase in the demand for sustainable products it achieved record sales**
- Additionally, it was awarded by **ECLAC[1] and Chemical Week[2] for its sustainable characteristics**
- Braskem aims at expanding its portfolio of sustainable products and has been working on the **development of Green MEG and on expanding the Green ethylene capacity**

The I'm Green™ PE keeps the same properties, performance, and versatility as the traditional resin, but it captures up to 3.09 tons of carbon dioxide

Source: Braskem. Note (1): Acknowledgment from the UN's Economic Commission for Latin America and the Caribbean (ECLAC) and from the Global Compact Network Brazil at the "Big Push for Sustainability", as a shifting case in the industry; Note (2): "Best Sustainable Initiative" award at the Sustainability Awards – Chemical Week. Note (3): Based on the average of the last three years, including 2020.

The Company is also committed to the Circular Economy and, in 2020 sold resins with recycled content in all regions

Recycled Resins Sales Volume

(Tons)

Target: 20 thousand tons

After the public commitment in 2018 (Circular Economy Position), Braskem has been expanding the sales of recycled resins



+342%
7.341
2.766
1.810
2.765
1.662
0
666
996
2019
2020
Mexico
United States and Europe
Brazil

Achievement: 37%

- Braskem is committed to contributing to the **transformation of the linear economy into a Circular Economy since 2018**
- In this regard, the Company has several initiatives to develop partnerships with clients to conceive new products **to expand and facilitate the recycling and reuse of plastic packages**
- These initiatives encompass investments to support new technologies, business models, and systems for the collection, triage, recycling, and recovery of materials
- Additionally, Braskem is a member of the **Alliance to End Plastic Waste (AEPW)**, a global entity that aims at eliminating plastic waste discarded in the environment

Braskem works to eliminate the disposal of plastic in the environment, leveraging recycling opportunities in its operations and value chain worldwide

Source: Braskem

Braskem's risk rating has been higher than the sovereign risk since 2015, and it maintained its investment grade for 9 consecutive years

Risk Rating

(Fitch)

Target: Investment Grade



In 2015, Braskem is above the sovereign risk and maintains the Investment Grade
The uncertainties caused by COVID-19 led to a higher perception of risk in the industry
BBB
BBB-
BBB-
BB+
Investment grade by Fitch and S&P
BB+
BB
BB+
BB-
BB-
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Braskem
Brazil

Achievement[1]: 94%

- Braskem **maintained the investment grade**, even after the sovereign rating was lowered, **due to the geographic diversification of its business**
- In 2020, its rating was changed due to the **agencies' movement to reassess the risk of the petrochemical industry as a whole**, due to the COVID-19 pandemic
- Committed to maintaining its financial health, Braskem **implemented several measures to reduce leverage**

Braskem maintained its commitment to financial health and strong liquidity position, ending 2020 with a 2.9x leverage against 4.7x in 2019, a significant reduction over the year. In the 1Q21, the leverage was of 1.8x.

Source: Braskem and the Central Bank of Brazil. Note (1): average of the 11 years of the cycle.

Certification of the Compliance System by DoJ[1], SEC[2] and MPF[3], after the conclusion of independent monitoring and implementation of all recommendations for improvements

	Before(4)	After(4)
Independent Members	2/11	• 4/11 independent members
Compliance Committee	No	• Creation of a committee foreseen in the Bylaws with at least 3 independent members
Chief Compliance Officer	No	• Direct report to the Compliance Committee, with independence of management
Compliance Department	Report to the Legal Department	• Report to the board of directors via Compliance Committee
Compliance Team Members	8 (Brazil only)	• 63 (Global, Compliance Officers for South America, Mexico, North America, and Europe)
Ethics Line Channel	Internal management	• Outsourced management
Compliance Targets	No	• Targets applied to all Company's leaders
Internal Audit	No	• Internal Audit Team reporting to the Board of directors, CCO and to the compliance committee
Independent Monitoring	Independent Monitorship	• Conclusion of the independent compliance monitorship at Braskem

Source: Braskem; Note (1): Department of Justice – US; Note (2): Securities and Exchange Commission. Nota (3): Brazilian Federal Prosecution Office; (4) Before and after the Global Agreement with Authorities

In Maceió, commitment to the safety and well-being of communities, with a focus on full support for affected families and technical understanding of the situation

Update of PCF[1] as of March 31, 2021


% Acceptance Index for Proposals Submitted
Families Relocated
Financial Compensation Proposals Submitted
Payments Made (R$ million)
+25%
9.213
11.560
Dec/20
Mar/21
+58%
3.456
5.447
Dec/20
Mar/21
99.7%
99.6%
+74%
409,5
712,7
Dec/20
Mar/21

In 1Q21, Braskem continued to make progress on the relocation and financial compensation of families in the districts affected in Maceió

Source: Braskem. Note (1): PCF: Financial Compensation and Support for Relocation Program.

Thus, for its sustainable performance, Braskem has been recognized over time by organizations specializing in the sustainability topic

2014-2021

One of the most sustainable companies in the world in the petrochemical sector by RobecoSAM's Sustainability Yearbook

2012-2021

Listed for the ninth consecutive time on the B3 Carbon Efficient Index, due to transparent emissions inventory practices

2020

Recognition by ECLAC and the Brazilian Global Compact Network as one of the most transformative cases for the production of Green PE

2005-2020

Participation for 15 consecutive times in the B3 Corporate Sustainability Index, as one of the most sustainable companies until 2020

2010-2019[1]

Gold category 9x consecutive for the inventory of greenhouse gas emissions in the Brazilian GHG Protocol program

2019

One of the 25 best companies in Brazil in promoting diversity and inclusion

2019

Best Brazilian company in promoting women in leadership

2016-2020

Leader in the ranking of water, climate and supplier engagement

2014-2020

Leader for the high level of commitment to sustainable development in the UN Global Compact

Source: Braskem; Note (1): 2020 is under evaluation..



2030 & 2050 COMMITMENTS

JORGE SOTO

SUSTAINABLE DEVELOPMENT DIRECTOR

Braskem

Sustainable development commitments renewal, considering the most recent global challenges, approved by the Board of Directors

COMMITMENTS DEVELOPMENT JOURNEY

- 27 workshops with more than 500 leaders
- Internal review of the Materiality Matrix
- Corporate Risks Assessment
- Benchmark with peers and ESG indexes
- External references renowned worldwide

7 DIMENSIONS TO PROMOTE THE SUSTAINABLE DEVELOPMENT



These are ambitious and material goals based on concrete action plans and aligned with the business strategy, also aligned with the UN's SDG[1] and the Paris Agreement, looking to 2030 and 2050 horizon

Fonte: Braskem; Nota (1): Objetivos de Desenvolvimento Sustentável; Nota (2): Organização das Nações Unidas

PUBLIC

The new commitments seek for expand positive impacts and mitigate risks in Braskem path, creating business value through innovation and sustainability


TOPICS
Social
Environmental
Economic
Governance
1
HEALTH AND SAFETY
2
ECONOMIC AND FINANCIAL RESULTS
3
ELIMINATING PLASTIC WASTE
4
COMBATING CLIMATE CHANGE
5
OPERATIONAL ECO EFFICIENCY
6
SOCIAL RESPONSIBILITY AND HUMAN RIGHTS
7
SUSTAINABLE INNOVATION

CARBON NEUTRAL CIRCULAR ECONOMY

Commitments assumed in 2020 and defined as the focus for **our strategy for 2030 and 2050**

Source: Braskem.

1

Safety is a non-negotiable value for Braskem

8 DECENT WORK AND ECONOMIC GROWTH

Human Capital

PUBLIC

CONTEXT

- Commitment related to **people health and safety, including team members, contractors and surrounding communities, and process safety**
- It continues as a **key element for the continuity of operations** in a safe way for people, contributing to the **dialogue with the surrounding communities**
- Braskem has a leading role and **presents health and safety indicators that are among the best in the global chemical industry**
- **In 2030, Braskem wants to remain among the best global chemical and petrochemical companies in relation to Health, Occupational Safety and Process Safety**

2030 OBJECTIVES

Zero accidents with people, processes, or health



People Safety
(Total Recordable Injury Rate*)
0,95
0,50
2020
2030
Process Safety
(Accident Rate TIER 1*)
0,07
0,05
2020
2030

*Accidents per per million hours worked

Source: Braskem

Braskem

HEALTH AND SAFETY

1 Ongoing projects

8 DECENT WORK AND ECONOMIC GROWTH

Capital Humano

HUMAN RELIABILITY PROGRAM
Education, knowledge management and practical actions in the field on attitudes that reduce exposure to risks at work

CONTRACTORS SAFETY
Improvement of safety management requirements for companies hired at industrial units, based on global standards

INTEGRAL HEALTH PROGRAM
The program encompasses the occupational physical aspects, the emotional and social aspects of the human being

DIGITAL TRANSFORMATION
Use of tools created by Digital Center e 4.0 Industry, based on data analysis and automation and focus on accident prevention


Braskem

Source: Braskem

2 Creation of sustainable value

8 DECENT WORK AND ECONOMIC GROWTH

Financial Capital

CONTEXT

- Commitment related to **the incorporation of sustainability to the strategy** as a key factor for **creating value for shareholders**
- It meets the growing trend of **incorporating ESG criteria into the decision-making of financial market members**
- Braskem has been making a **relevant contribution to sustainable development** and has incorporated **sustainability into the business strategy as a value** lever for the long term
- **In 2030, Braskem wants to be recognized by the market as a leading company for its contribution to sustainable development**

2030 OBJECTIVES

To maintain the financial health and discipline in the capital allocations, focused on value creation, strengthening the relationship with the market based on the ESG value

Shareholder return (Total Shareholder Return)	1st quartile of shareholder return of the petrochemical industry
ESG value (Dow Jones Sustainability Index)	To be among the best companies in the Dow Jones Sustainability Index
Governance and compliance (ISS Quality Score)	To improve the governance and compliance processes, in accordance with the best practices
Client satisfaction (Reptrack)	To achieve an excellent reputation level with clients

Source: Braskem

8 DECENT WORK AND ECONOMIC GROWTH

Financial Capital

Ongoing projects

COMPLIANCE SYSTEM
Continuous improvement of the Compliance System and governance practices

GLOBAL COMPACT CFO PRINCIPLES
Commitment to integrating the UN Sustainable Development Goals to the Company's financial management

UNIFICATION OF THE INTEGRATED REPORT
Unique document containing the main reporting standards in sustainability

EXECUTIVES WITH ESG GOALS
Executives with goals linked to the ESG performance

FINANCIAL DISCIPLINE AND CREATION OF ESG VALUE
Initiatives to maintain the financial health and discipline in capital allocations, focused on value creation, strengthening the relationship with the market based on the ESG value



Source: Braskem

PUBLIC

3 Circular economy as a business opportunity

11 SUSTAINABLE CITIES AND COMMUNITIES | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 14 LIFE BELOW WATER | Natural Capital

CONTEXT

- Commitment related to the **transition to the circular economy as a way of addressing the inappropriate disposal of plastic** in the environment
- It requires **investments and technologies** that expand the capacity of **collection, sorting and transformation of plastic waste, leveraging the recycling business**
- Braskem's strategy of transition to the circular economy is based on **mechanical and chemical recycling, carried out through partnerships for the transformation of plastic waste into new products and for the development of innovation and technology**
- **By 2030, Braskem wants to be globally recognized as a company that develops the recycling value chain in the regions where it operates and wants to reach the leadership of the theme in the Americas**

2030 OBJECTIVES

To increase the sale of recycled products, to work on preventing the disposal of plastic waste, and make the products increasingly more circular

Until 2025 — To sell 300 thousand tons of products with recycled content per year

Until 2030 — To recover 1.5 million ton of post-consumption plastic per year through direct and indirect actions and increase the sale of products with recycled content to 1 million tons a year

Recycled Products Sales (kton)


9
300
1.000
2020
2025
2030

Source: Braskem

Braskem

PUBLIC

11 SUSTAINABLE CITIES AND COMMUNITIES | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 14 LIFE BELOW WATER | Natural Capital

3 Ongoing projects

MECHANICAL RECYCLING

- **VALOREN (BR):** partnership to build a recycle line with capacity for 14kt/year (R$ 67 million)
- **TECIPAR (BR):** agreement for the purchase of plastic waste that enabled the construction of a triage plant with capacity to provide 2kt/year in waste
- **ALCAMARE (MX):** partnership with the largest recycler of the region, with a joint work to develop the PE and PP recycled grids
- **CYCLYX (US):** consortium-based entity that aims to develop innovative recycling solutions for all types of post-use plastics

CHEMICAL RECYCLING

- **SENAI/UFRJ (BR):** partnership for the development of catalysts to improve performance of mechanical recycling (R$ 2.7 million)
- **ENCINA (US):** partnership with the leading company in solutions for the production of renewable chemicals, to use technology and production of circular PP



Source: Braskem

3

ELIMINATION OF PLASTIC WASTE

Ongoing projects

11 SUSTAINABLE CITIES AND COMMUNITIES | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 14 LIFE BELOW WATER | Natural Capital

INDUSTRY PROJECTS

- **AEPW1 (Global):** sectoral alliance that is committed to investing US$ 1 billion in projects and technologies to end the disposal of plastic waste in the environment, especially in the oceans
- **BLUE KEEPERS (BR):** Brazilian forum that centralizes efforts from different sectors to combat plastic pollution in aquatic environments through waste management and infrastructure development, through the Global Pact Network in Brazil
- **PP RECYCLING COALLITION (US):** coalition focused on increasing access to PP recycling to ensure that this material is widely recovered and reused in end markets

SOCIAL PROJECTS

- **SER + (BR):** a project that promotes social inclusion and socioeconomic development of workers in waste sorting units by promoting the development of the national recycling chain
- **EDUKATU (BR):** online learning plastform on conscious consumption and sustainability, aimed at both teachers and elementary school students from schools across Brazil



Source: Braskem

To achieve carbon neutrality by 2050

PUBLIC

Natural Capital

CONTEXT

- The commitment **is related to the reduction and neutralization of greenhouse gas emissions**, contributing to the fight against climate change
- It address the **urgency of implementing initiatives that contribute to the goals set out in the Paris Agreement**
- Braskem has made a significant contribution to combating climate change, through **energy efficiency in its operations, increasing the use of renewable energy and expanding the portfolio of chemicals and polymers from renewable sources**
- **In 2030, Braskem wants to be among the best companies in the chemical industry in terms of GHG emissions and a key player in capturing CO2 emissions through the use of renewable raw materials**

2030 AND 2050 OBJECTIVES

To reach carbon neutrality by reducing and compensating emissions and carbon capture

Until 2030 | To reduce by 15% the Scope 1 and 2 GHG emissions, mainly through energy efficiency and energy purchase

Until 2050 | To reach carbon neutrality, through energy efficiency, purchase of renewable energy, compensation, and carbon capture

Emissions MM tCO2, Scope 1 and 2


-15%
10,8
9,2
0,0
2019
2030
2050

Source: Braskem

Braskem

4

COMBATING CLIMATE CHANGE

Ongoing projects

13 CLIMATE ACTION | 7 AFFORDABLE AND CLEAN ENERGY | 6 CLEAN WATER AND SANITATION | Natural Capital

ENERGY EFFICIENCY

Energy efficiency projects, oriented by digital tools and internal carbon pricing applied to new investments

RENEWABLE ENERGY

Long-term agreements for the purchase of renewable energy that, until now, total 1.5 million tCO_2 avoided during the term of the agreements

CARBON OFFSET

Additional 60kt in the production capacity of Green Ethylene in Triunfo/BR, with a US$ 61 million investment, in addition to feasibility studies for other expansion projects

INNOVATION AND TECHNOLOGY

- **CARBON CAPTURE:** technology development for carbon capture and its use as a raw material, in partnership with the University of Illinois
- **GREEN MEG:** partnership with Haldor Topsoe for the development and production of Green MEG, made from sugar cane. Pilot production in 2020.



Source: Braskem

Braskem

5

Increasingly sustainable operations

PUBLIC

Natural Capital

CONTEXT

- Committed related to the **operational efficiency of industrial units with a focus on the sustainable use of natural resources and mitigation of environmental impacts**
- It contributes **to make operations increasingly sustainable**, ensures **continuity of value generation** and **contributes to people's lives**
- Braskem works c**ontinuously to improve the energy efficiency of its operations, has a reference model in water treatment and reuse and periodically evaluates the water risk of its operations**
- **By 2030, Braskem wants to be among the references in operational eco-efficiency in the global petrochemical industry**

2030 OBJECTIVES

Increasingly more sustainable operations and services, with focus on water and energy resources

Energy Efficiency	Reduction in energy consumption linked mainly to a 15% reduction in CO2 emissions for 2030
Water Security	Increase to 100% in the water security index, which assesses exposure to the risk of water stress in industrial units

Water Security Index (%)


83%
100%
2020
2030

Source: Braskem

Braskem

5

OPERATIONAL ECO-EFFICIENCY

Ongoing projects

ENERGY EFFICIENCY

- **FURNACES**: reduction of energy consumption in crackers' furnaces, based on equipment modernization
- **VESTA:** modernization of the electrical system at ABC, through electrification of engines and construction of a cogeneration plant for electricity and steam

LOWER WATER CONSUMPTION

Process improvement in cooling towers to reduce water consumption in the cracker of Bahia, with savings of 300 million liters of recurring water

WATER STRESS AND SECURITY

- Review of a study to map risks in the hydrographic basins on which Braskem depends
- Substitution of water stress sources for safer sources

WATER REUSE

Continuous reuse in ABC, due to Aquapolo, a domestic sewage treatment project that supplies almost 100% of the complex, and search for a safe source of water for the entire Duque de Caxias / RJ



Natural Capital

Source: Braskem

Braskem

6

To be recognized as the most humane company in the sector

5 GENDER EQUALITY | Human Capital | Social Capital

CONTEXT

- Commitment related to **Braskem's responsible performance in relation to human rights, the surrounding communities and the promotion of diversity, equity and inclusion**
- It address society's concerns and **promote potential improvements in reducing race, gender and socioeconomic inequalities**
- Braskem **has been committed since its creation to its value chain** and has worked mainly through private social investment programs **to promote local development**
- **By 2025, Braskem wants to be recognized as the most humane company in the sector, which respects and promotes human rights throughout the chain and local development for the communities surrounding its operations**

2030 OBJECTIVES

To respect and promote human rights in the entire chain and the local development for the surrounding communities

	Objective	2020 status
Gender	To increase the number of women in leadership positions by 2030	**In 2020, their participation was 30%**
Race	To increase the number of black members in the operations in Brazil and in the US	**In 2020, their participation was 13% in Brazil**
Human rights	To manage 100% of the high and medium risks in our value chain related to human rights by 2030	
People Benefited	Increase the number of people benefited by ISPs[1] and donations to 25 thousand in 2030	**In 2020, 237 thousand people were benefited**

Source: Braskem; Note (1): Private Social Investment

Braskem

6

SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

Ongoing projects


5 GENDER EQUALITY
Human Capital
Social Capital

DIVERSITY, EQUITY, AND INCLUSION

- **INTERNSHIP PROGRAM:** flexibilization of criteria for the selection of sub-represented groups, with 40% of openings not requiring English
- **BLIND CV:** Blind assessment of CV in selection processes, among other initiatives, to reduce prejudice and promote equal opportunities
- **CEO Pledge of Diversity:** commitment to actions that promote a diverse and inclusive environment for team members

SURROUNDING COMMUNITIES

- **CASE MACEIÓ**: continuity of the Financial Compensation and Relocation of People Program, in a fair and safe manner, of the region's monitoring and well stabilization actions
- **COVID-19:** continuity of the cooperation actions in the fight against the pandemic and with the actions to support the communities affected by the social crisis
- **ISP[1] AND DONATIONS**: continuity and expansion of local community development programs, with a focus on conscious consumption and entrepreneurship, which totaled 237 thousand people benefited and R$ 25 million in donations in 2020



Source: Braskem; Note (1) ISP: Private Social Investment

Braskem

PUBLIC

7 Key factor to enable all the other commitments

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Intellectual Capital

CONTEXT

- Commitment related to the **opportunities in technology and innovation to leverage sustainable value creation**
- It **enables the process of transition to a carbon neutral circular economy**, with the development of increasingly clean technologies
- Braskem is dedicated to **continuing to be a pioneer in the production of thermoplastic resins and chemicals based on renewable materials** and to **significantly expand the production of resins and chemicals with recycled content**
- **By 2030, Braskem increasingly wants to accelerate and deliver innovative and sustainable solutions to consumers and society**

2030 OBJECTIVES

To consolidate the sustainable pipeline of projects and to continuously enable innovative and sustainable solutions

Sustainable portfolio
(Sustainability index)

Achieve a positive impact of I&T[1] projects, with a **Sustainability Index**[2] greater than 90%

Sustainability Index
(% of the project portfolio that has a positive environmental impact)


80%
>85%
>90%
2020
2025
2030

Source: Braskem; Note (1): I&T: Innovation and Technology; Note (1): For each dimension (water, energy, chemical safety - process/product, GHG emissions, and circularity), a project may have a positive (A++, A+), neutral (B), or negative (C-, C--) impact

Braskem

7

SUSTAINABLE INNOVATION

Operating Platforms

Intellectual Capital

NEW GENERATION PROCESSES
New technologies for existing assets, improving carbon and energy efficiency and creating differentiation in performance

RECYCLING
Projects for converting plastic waste into value-added products. Includes chemical and mechanical recycling technologies and processes

CONVERSION OF CO2 TO CHEMICALS
Technologies to convert CO2 directly into chemicals, materials and other products. Includes biotechnology solutions

CONVERSION OF BIOMASS IN CHEMICALS
Technology for converting biomass into chemicals and value-added materials

MATERIAL REPLACEMENT
Expand the scope of the lightweight platform and include technologies and products, delivering more sustainable solutions for our customers



Source: Braskem

PUBLIC

SUSTAINABILITY COMMITTEE

The committee supervises and guides the strategy implementation, reporting periodically to the Board of Directors



Global Sustainability Committee
BoD¹
COMMITTEE SUPORT
Transform for Value
Sustainable Development
Strategy PMO
For each commitment, there is one entitled VP³ which is responsible for the its supervision and KPI reporting
Concepts and Tools
Communication
STRUCTURAL WORKSTREAMS
COMMITMENTS WORKSTREAM
Health and Safety
Economic and Financial Results
Eliminating Plastic Waste
Combating Climate Change
Operational Eco Efficiency
Social Responsibility and Human Rights
Sustainable Innovation

The Committee is scheduled to occur monthly and is led by the Company's executives. It reports the sustainable development strategy evolution to the Board of Directors quarterly.

Braskem

Source: Braskem; Note (1): BoD: Board of Director; Note (2): Project Management Officer; Note (3) VP: Vice-Presidents

FINAL REMARKS

ROBERTO SIMÕES

CHIEF EXECUTIVE OFFICER

Braskem

Braskem keeps commited in contributing to the sustainable development

1. Since its creation, **Braskem has been contributing to sustainable development**, being recognized as one of the leading companies in Brazil and globally on the subject
2. Its performance is guided by a global policy, **which systematically incorporates the principles of sustainable development in the decision making process**
3. Our strategy is based on **a wide risk and materiality assessment process, observing international guidelines**
4. By 2020, Braskem **made significant progress in this area and achieved 85% of the established goals, leveraging business opportunities**
5. With the goals of 2030 and 2050, **Braskem renews its strategy to strengthen its contribution for the next decades, with the improvement of governance mechanisms**
6. **Braskem remains committed to sustainable development, with a focus on creating value from the transition to a carbon neutral circular economy, by using renewable and circular raw materials**



Braskem priorities for 2021 are aligned with the assumed commitments

1	GEOLOGICAL PHENOMENON IN ALAGOAS	▪ Continue with the advances related to the **geological phenomenon in Alagoas**
2	BRASKEM IDESA	▪ Enable reliable ethane supply **to Braskem Idesa**
3	CAPITAL ALLOCATION / FINANCIAL HEALTH	▪ Ensure the Company's continued **financial health**, risk management and discipline in capital allocation
4	IMAGE & REPUTATION	▪ Strengthen **Braskem's image** and recognition with team members, clients, suppliers, investors and society
5	INNOVATION & DIGITAL TRANSFORMATION	▪ Increase effectiveness in **innovation** and speed up **digital transformation**
6	ESG[1] POSITIONING	▪ Advance in the implementation of **ESG commitments**

SAFETY IN OUR OPERATIONS IS A PERPETUAL AND NON-NEGOTIABLE VALUE IN OUR STRATEGY

Source: Braskem. Note (1): ESG: Environmental, Social and Governance.



THANK YOU

Braskem